MICHELIN

04045299

September 17, 2004

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SEC MAIL PROCESSING RECEIVED OCT 04 2004 WASH, D.C. 185 SECTION

SUPPL

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Consolidated Mid-Year Results as of June 30, 2004, as published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on August 4, 2004.

- Consolidated sales figures for the first six months of 2004 and 2003, as published in the BALO on August 4, 2004.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

Mark I. Williams
Vice President, Secretary
and General Counsel

PROCESSED
OCT 05 2004
THOMSON
FINANCIAL

dlw 10/5

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
(Michelin et Cie)

Partnership limited by shares with capital of 286,774,050 Euros.
Registered Office: 12, cours Sablon, Clermont-Ferrand (Puy-de-Dôme).
855.200.887 R.C.S. Clermont-Ferrand

# Consolidated Mid-Year Results

SEC MAIL PROCESSING
RECEIVED
OCT 04 2004
WASH. D.C. 185 SECTION

## A. – Interim Consolidated Financial Statements as of June 30, 2004.

### I. – Consolidated balance sheet as of June 30, 2004 (in thousands of euros).

| | June 30, 2004 | Dec. 31, 2003 |
|---|---|---|
| Issued, uncalled capital | 0 | 0 |
| **FIXED ASSETS** | | |
| Goodwill | 296,376 | 303,595 |
| Intangible assets | 162,849 | 163,184 |
| Property, plant and equipment | 5,694,336 | 5,663,491 |
| Investments | 472,682 | 412,348 |
| Investments at equity | 71,746 | 58,805 |
| | **6,697,989** | **6,601,423** |
| **CURRENT ASSETS** | | |
| Inventories | 3,047,266 | 2,769,136 |
| Trade receivables | 3,196,461 | 2,984,501 |
| Other receivables, prepaid expenses and accrued income | 2,007,561 | 2,038,187 |
| Cash equivalents | 267,510 | 539,488 |
| Cash | 1,122,880 | 1,234,168 |
| | **9,641,678** | **9,565,480** |
| **TOTAL ASSETS** | **16,339,667** | **16,166,903** |

| | June 30, 2004 | Dec. 31, 2003 |
|---|---|---|
| **STOCKHOLDERS' EQUITY** | | |
| Common stock [1] | 286,774 | 286,774 |
| Paid-in capital in excess of par [1] | 1,839,640 | 1,839,640 |
| Retained earnings [2] | 2,405,393 | 2,200,946 |
| | **4,531,807** | **4,327,360** |
| MINORITY INTERESTS | 82,784 | 81,703 |
| STOCKHOLDERS' EQUITY INCLUDING MINORITY INTERESTS | **4,614,591** | **4,409,063** |
| PROVISIONS FOR CONTINGENCIES AND CHARGES | 3,065,451 | 3,006,360 |
| **LIABILITIES** | | |
| Subordinated debt | 500,000 | 500,000 |
| Long and short-term debt | 4,567,809 | 4,713,518 |
| Trade payables | 1,456,630 | 1,552,745 |
| Other payables, deferred income and accrued expenses | 2,135,186 | 1,985,217 |
| | **8,659,625** | **8,751,480** |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | **16,339,667** | **16,166,903** |
| [1] Parent company | | |
| [2] Including net income for the year | 318,853 | 317,532 |

II. – Compared consolidated statement of income (in thousands of euros).

| *In thousands of euros* | **1st half 2004** | **1st half 2003** | **2003** |
|---|---|---|---|
| ***OPERATING REVENUE*** | ***8,095,832*** | ***7,570,316*** | ***15,974,649*** |
| Net sales | 7,820,980 | 7,348,220 | 15,369,820 |
| Reversals of allowances | 53,631 | 6,531 | 28,208 |
| Other operating revenues | 221,221 | 215,565 | 576,621 |
| ***OPERATING EXPENSES*** | ***(7,401,011)*** | ***(6,992,019)*** | ***(14,831,577)*** |
| Purchases used in production | 2,618,909 | 2,324,806 | 5,372,669 |
| Payroll costs | 2,537,272 | 2,530,235 | 4,996,925 |
| Other operating expenses | 1,681,471 | 1,589,841 | 3,360,310 |
| Taxes other than on income | 113,928 | 120,801 | 244,355 |
| Depreciation and amortization | 401,017 | 408,288 | 818,526 |
| Charges to allowances and provisions | 48,414 | 18,048 | 38,792 |
| ***OPERATING INCOME*** | ***694,821*** | ***578,297*** | ***1,143,072*** |
| NET INTEREST EXPENSE | (103,853) | (94,072) | (224,887) |
| ***OPERATING INCOME FROM ORDINARY ACTIVITIES*** | ***590,968*** | ***484,225*** | ***918,185*** |
| NET NON-RECURRING INCOME AND EXPENSE | (53,329) | (178,613) | 18,679 |
| INCOME TAXES | (194,329) | (120,096) | (261,435) |
| NET INCOME OF FULLY-CONSOLIDATED COMPANIES | 343,310 | 185,516 | 675,429 |
| INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD | 776 | (4,907) | (8,750) |
| AMORTIZATION OF GOODWILL | (15,146) | (15,106) | (337,817) |
| ***NET INCOME BEFORE MINORITY INTERESTS*** | ***328,940*** | ***165,503*** | ***328,862*** |
| Net income | 318,853 | 157,526 | 317,532 |
| Minority interests | 10,087 | 7,977 | 11,330 |
| Basic earnings per share (in euros) | 2.22 | 1.11 | 2.23 |
| Diluted earnings per share (in euros) | 2.22 | 1.11 | 2.23 |

# III. – Consolidated statements of cash flows.

| Michelin Group - in thousands of euros | 1st half 2004 | 2003 |
|---|---|---|
| *CASH FLOWS FROM OPERATING ACTIVITIES:* | | |
| - Net income before minority interests | **328,940** | **328,862** |
| Adjustments to reconcile net income before minority interests to net cash provided by operating activities: | | |
| - Depreciation and amortization | 418,632 | 1,162,520 |
| - Allowances, provisions and deferred taxes | 15,714 | (87,145) |
| - Net gains on disposals of assets | 10,117 | 8,371 |
| - Other | (7,266) | (5,240) |
| **Cash flow** | **766,137** | **1,407,368** |
| - Change in inventories | (261,076) | (43,059) |
| - Change in receivables | (192,725) | 14,081 |
| - Change in payables | (13,244) | 44,420 |
| - Other changes in working capital | 201,049 | 119,342 |
| **Net change in working capital** | **(265,996)** | **134,784** |
| **Net cash provided by operating activities** | **500,141** | **1,542,152** |
| *CASH FLOWS FROM INVESTING ACTIVITIES:* | | |
| - Additions to property, plant and equipment and intangible assets | (435,793) | (1,117,798) |
| - Additions to investments | (100,067) | (305,199) |
| *Total* | **(535,860)** | **(1,422,997)** |
| - Proceeds from disposals of property, plant and equipment and intangible assets | 49,416 | 100,586 |
| - Proceeds from disposals of investments | 35,322 | 76,333 |
| *Total* | **84,738** | **176,919** |
| **Net investment for the period** | **(451,122)** | **(1,246,078)** |
| **Impact of changes in Group structure** | **(12,334)** | **14,884** |
| **Net change in working capital** | **(59,361)** | **(11,469)** |
| **Net cash (used) by investing activities** | **(522,817)** | **(1,242,663)** |
| *CASH FLOWS FROM FINANCING ACTIVITIES* | | |
| Employee stock ownership plan | 0 | 20,739 |
| Expenses related to the stock-for-stock offer | 0 | (645) |
| - Dividends paid to parent company shareholders | (133,312) | (130,692) |
| - Other dividends paid | (47,870) | (49,669) |
| *Total* | **(181,182)** | **(160,267)** |
| **Change in long and short-term debt** | **(184,293)** | **513,936** |
| **Net change in working capital** | **(16,798)** | **(46,811)** |
| **Net cash (used) provided by financing activities** | **(382,273)** | **306,858** |
| Effect of exchange rate changes on cash and cash equivalents | 21,683 | (41,759) |
| **Change in cash and cash equivalents** | **(383,266)** | **564,588** |
| **Cash and cash equivalents at beginning of period** | **1,773,656** | **1,209,068** |
| **Cash and cash equivalents at the period-end** | **1,390,390** | **1,773,656** |
| Including - Cash | 1,122,880 | 1,234,168 |
| - Cash equivalents | 267,510 | 539,488 |

## IV. Changes in Shareholders' Equity and Minority Interests
(in thousands of Euros)

| | Common Stock | Paid in capital in excess of par | Retained Earnings | Cumulative translation adjustments | Net income | Stockholders' equity | Minority interests | Total |
|---|---|---|---|---|---|---|---|---|
| Situation at December 31, 2002 | 283,585 | 1,806,789 | 2,538,160 | (880,501) | 580,803 | 4,328,836 | 173,431 | 4,502,267 |
| Issuance of shares | 380 | 4,598 | -- | -- | -- | 4,978 | -- | 4,978 |
| Employee share ownership plan | 2,809 | 28,253 | (10,323) | -- | -- | 20,739 | -- | 20,739 |
| Dividends paid | -- | -- | -- | -- | (169,834) | (169,834) | (10,527) | (180,361) |
| Appropriation of undistributed income | -- | -- | 398,816 | 12,153 | (410,969) | -- | -- | -- |
| 2003 net income | -- | -- | -- | -- | 317,532 | 317,532 | 11,330 | 328,862 |
| Translation adjustment and other | -- | -- | (11,590) | (163,301) | -- | (174,891) | (92,531) | (267,422) |
| Situation at December 31, 2003 | 286,774 | 1,839,640 | 2,915,063 | (1,031,649) | 317,532 | 4,327,360 | 81,703 | 4,409,063 |
| Issuance of shares | -- | -- | -- | -- | -- | -- | -- | -- |
| Employee share ownership plan | -- | -- | -- | -- | -- | -- | -- | -- |
| Dividends paid | -- | -- | -- | -- | (176,549) | (176,549) | (4,633) | (181,182) |
| Appropriation of undistributed income | -- | -- | 107,391 | 33,592 | (140,983) | -- | -- | -- |
| First half 2004 net income | -- | -- | -- | -- | 318,853 | 318,853 | 10,087 | 328,940 |
| Translation adjustment and other | -- | -- | 233 | 61,910 | -- | 62,143 | (4,373) | 57,770 |
| Situation at June 30, 2004 | 286,774 | 1,839,640 | 3,022,687 | (936,147) | 318,853 | 4,531,807 | 82,784 | 4,614,591 |

# V. – Notes to the interim consolidated financial statements at June 30, 2004.

## CONSOLIDATION PRINCIPLES

The consolidated accounts for the first half 2004 have been prepared in accordance with the generally accepted accounting regulations applicable in France. The rules and methods applied to draw up consolidated accounts comply with standard 99-02 of Comité de la Réglementation Comptable.

## ACCOUNTING PRINCIPLES AND MEASUREMENT METHOD

The interim consolidated accounts for the period ended June 30, 2004 are prepared and presented in accordance with the generally accepted principles and with due regard to the principle of prudence, separation of accounting periods and going concern. When required, expenses are arbitrarily booked in monthly installments for those on an annual nature and using estimates when it is deemed necessary.

## CHANGE IN THE SCOPE OF CONSOLIDATED COMPANIES VERSUS THE FIRST HALF 2003

First half 2003 accounts do not include the Viborg Group, which was first consolidated in the accounts to December 31, 2003.

The change in scope does not have a significant impact on comparability of half-year financial statements.

## ACQUISITIONS OF MINORITY INTERESTS

### INDIA:

In March 2004 the partnership agreement signed in November 2003 by Michelin and Apollo Tyres Ltd gave rise to the following:

- acquisition by Michelin of 14.9% of the company's capital,

- settting up of the Michelin Apollo Tyres Private Ltd joint venture 51% held by Michelin and 49% held by Apollo Tyres Ltd. This company will manufacture and sell truck and bus tires. It will also market and sell all types of tires.

### INDONESIA:

In May 2004, Michelin and PT Gajah Tunggal Tbk (GT) concluded a double trading partnership agreement involving manufacture and distribution of tires in Indonesia.

Under the industrial side of the agreement, GT will produce a range passenger car tires for different markets where Michelin Group operates.

Under the distribution side of the agreement, GT will distribute in Indonesia passenger car and light truck tires, and in particular Michelin and BFGoodrich branded tires, for the replacement market.

Michelin acquired 10% of GT's capital.

## CHANGE IN TREASURY STOCK

During the first half 2004, 114,664 Compagnie Générale des Etablissements Michelin stocks were cancelled.

## STOCK OPTION PLANS

The status of stock option plans at June 30, 2004 is as follows:

| Date | | | Number of options | | | | Exercice Price (€) |
|---|---|---|---|---|---|---|---|
| **Allocation** | **exercise** | **expiry** | **allocated** | **called** | **cancelled** | **balance** | |
| May 2002 | May 2006 | May 2011 | 716 600 | 0 | 13 000 | 703 600 | 44.00 |
| May 2003 | May 2007 | May 2012 | 243 000 | 0 | 3 000 | 240 000 | 32.25 |
| Nov. 2003 | Nov. 2007 | Nov. 2012 | 226 200 | 0 | 1 200 | 225 000 | 34.00 |
| May 2004 | May 2008 | May 2013 | 179 900 | 0 | 0 | 179 900 | 40.00 |
| | | TOTAL | 1 365 700 | 0 | 17 200 | 1 348 500 | |

## SECURITIZATION PROGRAM

At June 30, 2004, the total amount of securitized receivables amounts to EUR 690 million.

The special purpose vehicles which have been set up for the purpose of the securitization program are consolidated. Trade receivables, corresponding financings and associated risks are therefore booked in the Group's balance sheet.

## NET NON-RECURRING INCOME AND EXPENSE

Net non-recurring income and expense is a EUR 53 million loss. It includes in particular the estimated cost of the following measures:

In EUR million

- France's progressive pre-retirement Convention ........ 21
- Wind up of Trier steel cord production ........ 10

## SEGMENT INFORMATION (In EUR thousand)

| Business segments | Passenger car / Light truck | Truck | Other businesses | inter-segment eliminations | Total |
|---|---|---|---|---|---|
| **30/06/2004** | | | | | |
| Net sales | 3 737 245 | 2 077 272 | 2 472 096 | - 465 633 | 7 820 980 |
| Operating income | 389 546 | 290 232 | 15 043 | | 694 821 |
| **30/06/2003** | | | | | |
| Net sales | 3 633 057 | 1 903 523 | 2 177 363 | - 365 723 | 7 348 220 |
| Operating income | 339 429 | 248 418 | - 9 549 | | 578 297 |
| **31/12/2003** | | | | | |
| Net sales | 7 456 824 | 3 968 507 | 4 859 336 | - 914 847 | 15 369 820 |
| Operating income | 664 002 | 521 490 | - 42 420 | | 1 143 072 |

## INCOME STATEMENT ANALYZED BY FUNCTION TO 30.06.2004, 30.06.2003 AND 31.12.2003 (In EUR thousand)

| | 30.06.2004 | 30.06.2003 | 31.12.2003 |
|---|---|---|---|
| **Net sales** | **7 820 980** | **7 348 220** | **15 369 820** |
| Cost of sales | 5 302 265 | 5 142 345 | 10 559 026 |
| **Gross margin** | **2 518 715** | **2 205 875** | **4 810 794** |
| Selling, general and administrative expenses | 1 823 894 | 1 627 578 | 3 667 722 |
| Total operating expenses | 7 126 159 | 6 769 923 | 14 226 748 |
| **Operating income** | **694 821** | **578 297** | **1 143 072** |
| Interest income and expense | - 103 853 | - 94 072 | - 224 887 |
| **Net Income from ordinary activities** | **590 968** | **484 225** | **918 185** |
| Net non-recurring income and expense | - 53 329 | - 178 613 | 18 679 |
| Income tax | - 194 329 | - 120 096 | - 261 435 |
| **Net Income of fully consolidated companies** | **343 310** | **185 516** | **675 429** |
| Income/losses from companies accounted for by the equity | 776 | - 4 907 | - 8 750 |
| Amortization of goodwill | - 15 146 | - 15 106 | - 337 817 |
| **Net income before minority interest** | **328 940** | **165 503** | **328 862** |
| *Net income* | *318 853* | *157 526* | *317 532* |

## B. Half-yearly Report of the Financial Statements (Half-year 2004)

In a climate of dynamic tire markets, consolidated net sales rose to 7.82 billion euros compared to 7.34 billion euros for the first half of 2003. The changes result from:

- a negative impact (-3.6%) of exchange rates;
- a growth in sales volume (+6.1%);
- an improvement of sales prices and sales mix (+3.3%);
- a positive impact of scope of activity and consolidation (+0.8%).

In spite of the continuing rise of raw materials costs, operating income rose to 694.8 million euros compared to 578.2 million euros at June 30, 2003. This represents 8.9% of net sales and an increase of 116.6 million euros, a 20% growth from the previous period. This strong progression results from:

- increase of sales volumes;
- cost reduction efforts and productivity gains associated with sales price increases and an improvement of product mix.

The financial results (net interest expense) of 103.8 million euros was negative compared to a negative result of 94 million euros at June 30, 2003.

Pre-tax earnings before extraordinary items amounted to 484.2 million euros for the first half of 2003 and rose to 590.0 million euros at June 30, 2004.

The net non-recurring (income and expense) loss at June 30, 2004 amounted to 53.3 million euros. 31 million euros of this amount represents the provision for a progressive early retirement plan in France and the winding-up of the Trier facility in Germany.

Total net income for the half-year rose to 328.9 million euros compared to 165.5 million euros for the same period in 2003.

Consolidated cash flow rose to 766.1 million euros compared to 738.4 million euros for the first half of 2003.

The parent company financial statements reflected net sales of 179.9 million euros for the first half-year 2004, compared to 173.5 million euros for the first half-year 2003. This relates to licenses acquired during the period from license-holder companies which, posted to expenses in the accounts of these companies, are eliminated in consolidation operations. Pre-tax earnings before extraordinary items amounted to 246.6 million euros compared to 140.4 million euros in the first half-year 2003. Net income for the half year rose to 236 million euros compared to 139 million euros in the previous year.

C. Statutory Auditors' Report on a Limited Inspection
of the Consolidated Financial Statements for the half-year ended June 30, 2004

In accordance with the terms of our appointment as Statutory Auditors for Compagnie Générale des Etablissements Michelin, we have conducted a limited audit of the consolidated interim accounts of Compagnie Générale des Etablissements Michelin for the period January 1, 2004 to June 30, 2004 as enclosed with this report.

These financial statements have been established under the responsibility of the Managing Partners. Our responsibility is to express an opinion on these financial statements based on our limited inspection.

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform our inspection to obtain reasonable assurance, less definite than that obtained for an audit, that the interim consolidated financial statements are free from material misstatement. An inspection of this kind does not include all the examinations inherent in an audit but is limited to the implementation of analytic procedures and obtaining the information we considered necessary from senior management and other authorized personnel.

On the basis of our limited inspection, we have determined no significant anomalies liable to affect the fair presentation of the assets, financial situation and the overall result constituted by the companies within the consolidation scope as reflected in the interim consolidated financial statements at the end of the period from January 1, 2004 to June 30, 2004.

Signed in Paris on July 28, 2004.
The Statutory Auditors, Members of the Compagnie Régionale de Paris

Dominque Paul     Stephane Marie

COMPAGNIE GENERALE DES ETABLISSEMENTS
MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 286,774,050 Euros
Registered Office: 12, cours Sablon, 63000 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

| | 2004 | 2003 |
|---|---|---|
| From January 1 to March 31 | 3,799 | 3,655 |
| From April 1 to June 30 | 4,022 | 3,693 |
| From January 1 to June 30 | 7,821 | 7,348 |